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                                                                  EXHIBIT (a)(9)

                                                           [UPDATA CAPITAL LOGO]

DECEMBER 16, 1999

CONFIDENTIAL

Board of Directors
EIS International, Inc.
555 Herndon Parkway
Herndon, Virginia 20170

Dear Members of the Board:

We understand that EIS International, Inc. ("EIS" or the "Company") and SER Systeme AG a German corporation, and Sersys Acquisition Corporation, a Delaware corporation (together "SER") have entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which SER will offer to purchase (the "Offer") all of the outstanding shares of EIS common stock, par value $0.01 per share ("EIS Common Stock"), for $6.25 cash per share (the "Consideration") and subsequently merge with and into EIS (the "Merger"). Pursuant to the Merger, each issued and outstanding share of EIS not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Consideration to be received by EIS shareholders in the Transaction is fair, from a financial point of view, to EIS shareholders.

Updata Capital, Inc. ("Updata") focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to you, the Board of Directors of EIS, and will receive a fee from EIS upon the successful conclusion of the Transaction.

In rendering our opinion, we have among other things:

 1. reviewed the most recent draft of the Agreement and based our opinion on our understanding that the terms and conditions of the Agreement will not materially change;

 2. reviewed EIS's annual reports and Forms 10-K for the fiscal years ended December 31, 1998 and 1997, including the audited financial statements included therein, and EIS's Form 10-Q for the nine months ended September 30, 1999, including the unaudited financial statements included therein;

 3. reviewed certain internal financial and operating information, including certain projections, relating to EIS prepared by EIS management;

 4. participated in discussions with EIS management concerning the operations, business strategy, financial performance and prospects for EIS;

 5. reviewed the recent reported closing prices and trading activity for EIS Common Stock;

 6. compared certain aspects of the financial performance of EIS with public companies we deemed comparable;

 7. analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 8. reviewed SER's annual reports for the fiscal years ended December 31, 1998 and December 31, 1997, including the audited financial statements included therein;
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 9. reviewed the recent reported closing prices and trading activity for SER common stock on the Neuer Market;

10. assessed, based on discussions with EIS and SER management, the strategic rationale for the Transaction;

11. assisted in negotiations and discussions related to the Transaction among EIS, SER and their respective legal and investment banking advisors; and

12. conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by EIS. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of EIS as to the future performance of EIS. We have neither made nor obtained an independent appraisal or valuation of any of EIS's assets.

Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by EIS shareholders in the Transaction is fair, from a financial point of view, to EIS shareholders.

For purposes of this opinion, we have assumed that EIS is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion. Any change in such conditions may impact this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of EIS in connection with its consideration of the Transaction and does not constitute a recommendation to any EIS shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Updata does not believe that any person other than the Board of Directors of EIS has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. THIS OPINION MAY NOT BE PUBLISHED OR REFERRED TO, IN WHOLE OR PART, WITHOUT OUR PRIOR WRITTEN PERMISSION.

                                          SINCERELY,

                                          /s/ UPDATA CAPITAL, INC.

                                          UPDATA CAPITAL, INC.